

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 9, 2018

Christopher Bruno
President
RSE Markets, Inc.
41 West 25th Street, 8th Floor
New York, NY 10010

Re: RSE Collection, LLC
Offering Statement on Form 1-A
Post-Qualification Amendment No. 3
Filed December 19, 2017
Post-qualification Amendment No. 2
Filed December 18, 2017
File No. 024-10717

Dear Mr. Bruno:

We have reviewed your amendments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Refer to the article "This Start-Up App Lets You Buy Stock in A Ferrari" and accompanying "Power Pitch" video segment available at https://www.cnbc.com/2017/12/14/start-up-app-lets-you-buy-stock-in-a-ferrari.html. Please provide your analysis whether this communication is a "solicitation of interest" within the meaning of Securities Act Rule 255(a) and, if so, how you complied with the conditions of Rule 255(b).

Liquidity Platform, page 75

2. Please tell us the status and anticipated timing of the development of the contemplated liquidity platform. Please also tell us why Rally Rd. is not required to register as a

broker-dealer to use the platform for secondary trading in the manner you describe. We may have additional comments after reviewing your response.

3. Please clarify whether units of any of the offerings qualified on this post-qualification amendment will be subject to the 90-day lock-up described here. If so, please revise the summary description of the offering, plan of distribution, and the respective subscription agreements accordingly.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3611 with any questions you may have.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Daniel McAvoy, Esq.
        Nixon Peabody LLP